September 11, 2006

Via EDGAR Paul Cline Senior Accountant United States Securities and Exchange Commission Washington, D.C. 20549

Re:	National Rural Utilities Cooperative Finance Corporation Form 10-K for Fiscal Year Ended May 31, 2005 Forms 10-Q for Fiscal Quarters Ended August 31, 2005, November 30, 2005 Filed January 19, 2006

File No. 00-07102

Dear Mr. Cline:

This letter responds to your comment letter dated August 31, 2006 in connection with the above-referenced filings, as amended to date. In preparing this response, we have repeated each comment, and included the National Rural Utilities Cooperative Finance Corporation (CFC) response below the comment.

Consolidated Financial Statements, page 43

Consolidated and Combined Statement of Operations, page 50

1. Please refer to our previous comment 2. Your primary business is making loans to your members and funding this activity with debt issuances, which is similar to a bank enterprise. Accordingly, you have presented your balance sheet to reflect the significance of these activities to your overall financial condition.

Currently your income statement appears to be a hybrid of Article 5 and Article 9. We believe that your income statement, which presents the results of your lending and debt activities, should also comply with the requirements set forth in Article 9 of Regulation S-X, and at a minimum include a net interest income, net interest income after the provision for loan losses and other income and expenses. Please revise your financial statements accordingly. Refer to SAB Topic 11:K.

CFC Response:
We have reviewed Article 9 of Regulation S-X and have considered this guidance in our response. Based on this review, we would propose making the following changes. We will adjust the title of the Gross Margin line to Net Interest Income. We currently present operating expenses, other income and our loan loss provision on separate lines in the Consolidated Statement of Operations. We will add a subtotal titled Net Interest Income after the Provision for Loan and Guarantee Losses and move all other expense and other income line items after this subtotal.

Please see the attached Exhibit A for the format of our proposed Consolidated Statement of Operations. Additional detail regarding the components of Operating Income is currently available in Note 1(n) of our May 31, 2006 Form 10-K, a copy of which is included as Exhibit B.

You have asked that we amend our May 31, 2006 Form 10-K filing to reflect the changes that you are requesting. We feel that it would be an undue cost and burden on the Company to amend our May 31, 2006 Form 10-K for the changes that we have described above. The Net Interest Income line is currently presented in our Consolidated Statement of Operations, under the title of Gross Margin, so the only change required is to the line title. While we do not present a Net Interest Income after Provision for Loan Losses, all of the information is present for the reader to perform the calculation. The changes we have described will not represent a change to any of the numbers presented in our May 31, 2006 Form 10-K, just a change to the title of one line and the addition of a new subtotal to the Consolidated Statement of Operations.

Therefore, we propose that we make the changes prospectively beginning with our August 31, 2006 Form 10-Q.

* * *

Please contact Steven Slepian, Controller, at 703-709-6786 or Robert Geier, Assistant Controller - External Reporting, at 703-709-6716 if you have any further comments or questions.

Sincerely,

/s/ Steven L. Lilly
Steven L. Lilly
Senior Vice President and Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation

Exhibit A

	2006	2005	2004
Interest income	$1,007,912	$1,030,853	$1,009,856
Interest expense	(962,656)	(926,790)	(928,215)

Net interest income	45,256	104,063	81,641

Provision for loan losses	(23,240)	(16,402)	(54,921)
Recovery of guarantee losses	700	3,107	851

Net interest income after provision for loan and guarantee losses	22,716	90,768	27,571
Noninterest income and expense:
General and administrative expense	(52,089)	(48,876)	(46,156)
Rental and other income	2,398	5,645	5,764
Results of operations of foreclosed assets	15,492	13,024	2,592

Total noninterest income and expense	(34,199)	(30,207)	(37,800)

Derivative and foreign currency adjustments:
Derivative cash settlements	67,603	63,044	110,087
Derivative forward value	29,054	26,320	(229,132)
Foreign currency adjustments	(22,594)	(22,893)	(65,310)

Total gain (loss) on derivative and foreign currency adjustments	74,063	66,471	(184,355)

Gain on sale of building and land	43,431	-	-

Margin (loss) prior to income tax expense, minority interest and cumulative effect of change in accounting principle	106,011	127,032	(194,584)

Income tax expense	(3,176)	(1,518)	(3,817)

Margin (loss) prior to minority interest and cumulative
effect of change in accounting principle	102,835	125,514	(198,401)

Minority interest	(7,089)	(2,540)	(1,989)

Margin (loss) prior to cumulative effect of change in
accounting principle	95,746	122,974	(200,390)

Cumulative effect of change in accounting principle	-	-	22,369

Net margin (loss)	$95,746	$122,974	$(178,021)

Exhibit B

(n) Operating Income

Operating income includes the following for the years ended May 31:

(in thousands)	2006	2005	2004
Interest income (1)	$970,867	$967,679	$975,924
Investment income (2)	10,391	3,214	970
Conversion fees (3)	14,444	17,597	23,783
Make-whole and prepayment fees (4)	5,270	36,440	1,876
Commitment fees (5)	3,973	2,348	3,461
Guarantee fees (6)	2,658	3,323	3,186
Other fees (7)	309	252	656
Total operating income	$1,007,912	$1,030,853	$1,009,856

(1) Represents interest income on loans to members.
(2) Represents interest income on the investment of cash.
(3) Conversion fees are deferred and recognized using the interest method over the remaining term of the original loan interest rate pricing term, except for a small portion of the total fee charged to cover administrative costs related to the conversion which is recognized immediately.
(4) Make-whole and prepayment fees are charged for the early repayment of principal in full and recognized when collected.
(5) Commitment fees are charged only on RTFC loan commitments and in most cases are refundable on a prorata basis according to the amount of the loan commitment that is advanced. Such refundable fees are deferred and then recognized in full if the loan is not advanced prior to the expiration of the commitment.
(6) Guarantee fees are charged based on the amount, type and term of the guarantee. Guarantee fees are deferred and amortized using the straight-line method into operating income over the life of the guarantee.
(7) Other fees include late payment fees charged on late loan payments and recognized when collected and other fees associated with syndication of loans that are deferred and amortized using the straight-line method. Additionally, other fees includes loan origination fees that are deferred and amortized over the life of the facility as a reduction to operating income using the straight-line method which approximates the interest method.